

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Kelly Steckelberg
Chief Financial Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard
6th Floor
San Jose, CA 95113

> **Re: Zoom Video Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 7, 2022**
> **File No. 001-38865**

Dear Kelly Steckelberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina